EXHIBIT 12
                           HASBRO, INC. AND SUBSIDIARIES

                 Computation of Ratio of Earnings to Fixed Charges
                           Fiscal Years Ended in December

                               (Thousands of Dollars)


                               1995      1994      1993      1992      1991
                               ----      ----      ----      ----      ----

Earnings available for
 fixed charges:
  Net earnings              $155,571   175,033   200,004   179,164    81,654
  Add:
   Cumulative effect of
    change in accounting
    principles                     -     4,282         -         -         -
   Fixed charges              52,422    44,280    42,839    48,050    52,801
   Taxes on income            96,979   112,254   125,206   113,212    63,897
                             -------   -------   -------   -------   -------
    Total                   $304,972   335,849   368,049   340,426   198,352
                             =======   =======   =======   =======   =======

Fixed charges:
  Interest on long-term
   debt                     $  9,267    11,179    10,178    16,932    22,913
  Other interest charges      28,321    19,610    19,636    18,959    19,417
  Amortization of debt
   expense                       339       429       386       623       267
  Rental expense representa-
   tive of interest factor    14,495    13,062    12,639    11,536    10,204
                             -------   -------   -------   -------   -------
    Total                   $ 52,422    44,280    42,839    48,050    52,801
                             =======   =======   =======   =======   =======

Ratio of earnings to fixed
 charges                        5.82      7.58      8.59      7.08      3.76
                             =======   =======   =======   =======   =======